SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE
                         INVESTMENT COMPANY ACT OF 1940

                                Star Select Funds
                     --------------------------------------
                            Exact Name of Registrant

                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in this city of Indianapolis and the state of Indiana on the 21st day of May, 1997.


                     Signature                  Star Select Funds
                                                -----------------
                                                (Name of Registrant)


                           By                   /s/ Timothy L. Ashburn
                                                ----------------------

                                                Timothy L. Ashburn
                                                President

Attest:   /s/ Carol J. Highsmith
          ----------------------
          Carol J. Highsmith
          Secretary